

Mail Stop 3561

June 15, 2009

Michael Giannetto
Chief Financial Officer
VistaPrint Limited
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Re: VistaPrint Limited
        Forms 10-K and 10-K/A for fiscal year ended June 30, 2008
        Filed August 29, 2008 (10-K/A filed October 8, 2008/June 12, 2009)
        File No. 000-51539

Dear Mr. Giannetto:

    We have completed our review of your Forms 10-K and 10-K/A for fiscal year ended June 30, 2008 and have no further comments at this time.

    Sincerely,

    Daniel Morris
    Attorney-Advisor